UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd

2107, Block B, Shoudong International

Dongcheng District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on January 29, 2026, TIAN RUIXIANG Holdings Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”): (i) 6,255,000 Class A ordinary shares, par value $0.125 per share (the “Class A Ordinary Shares”) and (ii) 33,748,076 Pre-Funded Warrants to purchase up to 33,748,076 Class A Ordinary Shares (the “Pre-Funded Warrants” and each a “Pre-Funded Warrant”), exercisable at an initial exercise price of $0.125 per share.

The Offering closed on January 30, 2026. The Company received approximately $5.2 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Pre-Funded Warrants were sold to the Purchasers, whose purchase of the Shares in the Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, at the election of the Purchasers, beneficially owning more than 4.99% or 9.99% of the outstanding share capital of the Company following the consummation of the Offering. Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.125 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above). As of January 30, 2026, the Purchasers have exercised the Pre-Funded Warrants to purchase an aggregate of 24,370,000 Class A Ordinary Shares, and the Company has issued 24,370,000 Class A Ordinary Shares in accordance with the terms of the Pre-Funded Warrants.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

In addition, the Company agreed that for a period of 90 calendar days from the closing date of the Offering, it will not: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A Ordinary Shares or equivalent securities; or (ii) file any registration statement or amendment or supplement thereto (other than the Prospectus Supplement, or on Form S-8 or in connection with any employee benefit plan). In addition, the Company agreed that it will not conduct any sales of Class A Ordinary Shares or equivalent securities involving a variable rate transaction (as defined in the Purchase Agreement) for a period of one year from the closing date of the Offering, subject to certain exceptions as described in the Purchase Agreement.

The Shares, the Pre-Funded Warrants and the Class A Ordinary Shares underlying the Pre-funded Warrants (together with the Shares and the Pre-Funded Warrants, the “Securities”) were offered by the Company pursuant to a registration statement on Form F-3, as amended (File No. 333-269348) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on May 31, 2023, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated January 29, 2026 (the “Prospectus Supplement”).

On January 29, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (“Univest” or the “Placement Agent”), pursuant to which the Company engaged Univest as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Pre-Funded Warrants. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to 7.5% of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the Offering in an amount not to exceed $70,000.

The Placement Agency Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Placement Agent, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions.

The foregoing summaries of the Placement Agency Agreement, the Purchase Agreement and the Pre-Funded Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, 10.2 and 4.1, respectively, hereto and incorporated by reference herein.

Copy of the opinion of Ogier relating to the legality of the issuance and sale of the Securities is filed as Exhibits 5.1 hereto.

This report is incorporated by reference into the registration statement on Form F-3 (File No. 333-269348) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Exhibit Index

Exhibit No.	Description
4.1	Form of the Pre-Funded Warrants
5.1	Opinion of Ogier
10.1	Placement Agency Agreement, dated January 29, 2026, by and between the Company and Univest Securities, LLC
10.2	Form of Securities Purchase Agreement, dated January 29, 2026, by and among the Company and the purchasers thereto
10.3	Form of Lock-Up Agreement
23.1	Consent of Ogier (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: February 2, 2026	By:	/s/ Baohai Xu
	Name:	Baohai Xu
	Title:	Chief Executive Officer